

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Via E-mail
John Morris
Chief Executive Officer and Chief Technology Officer
Direct LED, Inc.
231 W. 39th Street, Suite 726
New York, New York 10018

> **Re: Direct LED, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 26, 2012**
> **File No. 333-182737**

Dear Mr. Morris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to comment 1 in our letter dated October 26, 2012. Please prominently disclose on the prospectus cover page that you are an emerging growth company and that you have elected to use the extended transition period afforded emerging growth companies for complying with new or revised accounting standards under Section 102(b) of the JOBs Act. You should restore your cross-reference to the more detailed discussion later in your prospectus.

2.   Please delete the sentence beginning "When we are no longer considered a shell…." While it is true that 12 months following the availability of Form 10 information any future selling shareholders will no longer be deemed underwriters, that has no relevance to the current offering and is confusing.

Summary of our Offering, page 1

3.   We note that you continue to disclose throughout your prospectus that you need a minimum of approximately $1.5 million to meet operating requirements for the next 12 months, and that you expect to obtain $1.5 million in funding by October 31, 2012. Please update this disclosure. If you have not obtained this amount in funding, please revise to disclose this funding requirement on page 1 and state how long you could continue operations if that funding is not forthcoming.

Risks Relating to Our Business, page 4

4.   Include an additional risk factor highlighting the fact that you have no agreement in place with ITRI to license the technology needed for you to produce your LED products.

Description of Business, page 13

5.   Please delete the fourth sentence of the first paragraph of this section. As we noted in prior comment 1, a developmental stage company would likely retain emerging growth status even after "it achieves a consistent revenue stream." Since an "emerging growth company" is defined as an issuer with total annual gross revenues of less than $1 billion during its most recently completed fiscal year, please revise to state that you would effectively retain EGC status up to five years from the date of the first sale of common equity securities pursuant to an effective registration statement or until you attain $1 billion in total annual gross revenues.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-7

6.   We note your disclosure that Direct LED, Inc. recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. We also note that the account receivable of $96,000 has been outstanding for more than four months. Please tell us the name of your customer in the United States and how you have determined that collectability is reasonably assured so that revenue may be recognized in accordance with your accounting policy. Tell us why your customer has not paid you.

Unaudited Financial Statements

Statement of Cash Flows, page F-14

7.	Please revise your cumulative column. It is not cumulative and it is mathematically incorrect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director